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EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands, except ratios)
Pretax income from continuing operations	$104,470	$278,611	$(83,517)	$339,001	$314,896	$(159,464)
Add: Fixed charges	27,536	102,758	77,841	58,030	29,558	31,702
Add: Amortization of capitalized interest	2,708	11,784	9,095	5,107	2,991	2,697
Less: Capitalized interest	(2,816)	(10,952)	(12,135)	(10,785)	(4,337)	(1,902)

Earnings before fixed charges	$131,898	$382,201	$(8,716)	$391,353	$343,108	$(126,967)

Fixed charges:
Interest expense(1)	24,190	89,711	63,720	45,849	24,196	28,856
Capitalized interest	2,816	10,952	12,135	10,785	4,337	1,902
Interest expense component of rent(2)	530	2,095	1,986	1,396	1,025	944

Total fixed charges	$27,536	$102,758	$77,841	$58,030	$29,558	$31,702

Ratio of earnings to fixed charges	4.8	3.7	—	6.7	11.6	—
Insufficient coverage	$—	$—	$86,557	$—	$—	$158,669

(1)
Includes amortization of discount and deferred financing costs.

(2)
Represents a reasonable approximation of the rental factor.

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  EXHIBIT 12.1
SM Energy Company Ratio of Earnings to Fixed Charges